

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2010

David M. Stack
President and Chief Executive Officer
Pacira Pharmaceuticals, Inc.
5 Sylvan Way, Suite 125
Parsippany, New Jersey 07054

> **Re:** **Pacira Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 1, 2010**
> **File No. 333-170245**

Dear Mr. Stack:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

2. Please note that when you file a pre-effective amendment that includes your price-range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

3. Please provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments and that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

4. Please update your financial information and related disclosures thru the period ended September 30, 2010 as required by Rule 8-08 of Regulation S-X.

Prospectus Summary, page 1

Our Strategy, page 4

5. Please revise your disclosure to briefly explain the use of the phrase "505(b)(2) strategy" where used on page 4 of the filing and to explain why the company's use of this strategy is particularly susceptible to objection, as discussed on page 17.

The Offering, page 6

6. We note the bullet point towards the bottom of page 6 of the filing which states that all information in the prospectus gives effect to the automatic conversion of each outstanding share of Series A convertible preferred stock into one share of the company's common stock upon the completion of the offering. Please revise your disclosure to quantify the number of shares of common stock that will be issued as a result of this conversion.

Risk Factors, page 9

"We may not be able to manage our business effectively if we are unable to attract and retain key personnel." page 13

7. We note the third paragraph of this risk factor discussion which states that Mr. Stack is managing partner of Stack Pharmaceuticals in addition to his job as CEO of the company, which "might require that he spend less than all his time managing [the] company." Please revise your disclosure to indicate the percentage of time Mr. Stack has devoted during the last twelve months to each company.

"The FDA may not approve our proposed trade name, EXPAREL." page 23

8. Please disclose any known conflicts between your trade name "EXPAREL" and any other product names on the market that might result in confusion and, in turn, the rejection of the name by the FDA. If you are not aware of any such conflicts, please advise us supplementally of this fact.

"We will need additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts." page 31

9. Please revise your disclosure to provide an estimate of your monthly cash burn rate over the next 12 months.

10. In the second to last bullet point on page 31 you mention the potential need to file a lawsuit to defend against third parties seeking to market generic versions of extended-release liposome injection of bupivacaine. To the extent you are aware of any threats to

file patent infringement lawsuits or have had any contact or discussions with third parties regarding patent infringement issues, please revise your disclosure to discuss these matters.

Use of Proceeds, page 39

11. Please revise your disclosure to quantify the amount the company anticipates spending through the last quarter of 2011 regarding approval, launch and commercialization of EXPAREL for the indication subject of the current NDA. Please also quantify the amount of the proceeds you anticipate you will spend on the development of EXPAREL for additional indications during 2011, if you choose to do so, and the stage of development to which you expect the use of those proceeds will bring the additional indications.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Revenue Recognition, page 51

12. Please disclose the amount of your estimated product returns or state that the amount is immaterial.

13. Please disclose the nature of the transaction or transactions that resulted in the deferral of revenue. Please disclose the period over which you will earn the deferred revenue and cite for us the applicable accounting literature that you relied upon.

Research and Development Expenses, page 52

14. Please disclose any adjustments to R&D expenses based on any changes in assumptions reflected in your most recent estimate of your contracts or state that there has been no adjustments, if true, or adjustments have been immaterial. Please also disclose the amount of capitalized expenses related to the manufacture of clinical supplies or state that the amount is immaterial.

Stock Based Compensation, page 52

15. Please revise your disclosure to name the third-party valuation specialist you utilized to estimate the fair value of your stock options and obtain and file a consent from the firm. Otherwise, please remove your reference to the valuation specialist.

16. Please provide a more robust disclosure of the reasons for the decrease in the value of the options granted in May 20, 2010 to September 2, 2010. Please also disclose how the increase in financial leverage in 2010 impacted the estimated value of the stock options and the risk-adjusted discount rate since you have assumed a risk-adjusted discount rate

of 30% since December 9, 2008. Please also disclose the assumed discount for lack of marketability for all options granted periods.

Interest Income (Expense), page 61

17. With regards to the activity related to the embedded derivative noted in a table provided on page F-16, please provide a discussion of the reasons for the increase and decrease in the imputed interest income/expense which you noted on page F-21 varies during the term of the agreement depending on actual sales and estimate of future cash flows during the remaining term of the assignment agreement. Your current disclosure which states "resulting from the favorable impact of quarterly revaluation of our liability under the amended and restated royalty interest assignment agreement" is vague. Please revise your disclosure for all periods presented.

Operating Activity, page 64

18. Please disclose the underlying reasons for the increases and decreases in deferred revenue on operating cash flows.

Investor Notes to be Converted to Common Stock, page 66

19. Regarding the indebtedness described beginning on page 66 of the filing, please revise your disclosure to explain the conversion terms of each series of debt that will be converted into common stock and indicate whether the conversion of indebtedness upon completion of the offering is in accordance with its terms.

Royalty Interests Assignment Agreement, page 68

20. We note your discussion of the Amended and Restated Royalty Interests Assignment Agreement with Paul Capital on page 68 of the filing. Please revise your disclosure to explain how the agreement arose and what consideration the company received as a result of entering into the agreement. Please make similar revisions to your disclosure under the subheading "Paul Capital" on page 83 of the filing.

Quantitative and Qualitative Disclosures about Market Risk, page 71

21. Please revise your disclosure to include the exchange rate range between the U.S. dollar and the euro over the course of the past three years.

Business, page 72

22. We note your discussion on page F-9 in Note 2 to the Consolidated Financial Statements of the concentration of your major customers. Please revise your disclosure in the Business section of the filing to include the information required by Item 101(c)(1)(vii) of Regulation S-K, as applicable.

Commercial Partners and Agreements, page 82

23. We note your disclosure beginning on page 82 regarding each of your outstanding third party agreements relating to the development, manufacture and sale of your products and product candidates. Please revise your disclosure to include a discussion of the duration and termination provisions and to provide more information about the royalty provisions; either a range within ten percent or a statement that the percentage is in the single digits, teens, etc. will be sufficient. In the event you plan to request confidential treatment for royalty rates, please note that we still ask for this general disclosure.

Management, page 97

Executive Officers and Directors, page 97

24. Please revise the biographical information for Dr. Gary Patou to indicate what years he served as chief medical officer at each of Peplin, Ltd., Cerimon Pharmaceuticals, Inc. and Oscient Pharmaceuticals, Inc.

25. Please revise the biographical information for Mark Walters to list the "various positions" Mr. Walters has held with the company since the Acquisition in March 2007.

26. Please revise the biographical information for Dr. Carl Gordon to indicate what year he founded OrbiMed Advisors.

27. Please revise the biographical information for Dr. Gary Pace to indicate in what years Sova Pharmaceuticals Inc. and QRxPharma Ltd. were founded and what year Dr. Pace began as director of each of ResMed and Transition Therapeutics Inc.

Executive Compensation, page 104

Equity Incentive Compensation, page 106

28. We note the following statement on page 106 of the filing: "Subsequent to the cancellation, in September 2010, our board of directors granted new options to all of our employees, including our executive officers, and our non-employee directors." Please revise your disclosure to state how many options were granted to your named executive officers.

Equity Incentive Awards, page 106

29. We note the following statement at the top of page 107 of the filing: "Equity incentive awards have been granted to all of our current employees and certain of our non-employee directors." Please revise your disclosure to quantify the equity incentive awards made to your named executive officers and indicate when such awards were made.

Risk Considerations in our Compensation Program, page 107

30. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion and provide an analysis supporting your determination that your compensation policies are not reasonably likely to have a material adverse effect on the company.

Summary Compensation Table, page 108

31. We note your statement on page F-28 in Note 15 to the Consolidated Financial Statements that the company paid $0.1 million of retention bonuses in the fourth quarter of 2009. It does not appear that these bonuses have been reflected for any of the named executive officers in the Summary Compensation Table on page 108 of the filing. Please advise us whether or not any of the named executive officers received a retention bonus and, if so, revise the Summary Compensation Table accordingly.

Limitation on Liability and Indemnification, page 113

32. We note your statement that prior to the completion of the offering you intend to enter into indemnification agreements with each of your directors and executive officers. Please file copies of these agreements as exhibits once executed.

Underwriting, page 138

Indemnification, page 140

33. Please revise your disclosure to provide a brief description of the "certain liabilities" you have agreed to indemnify the underwriters against, as mentioned at the top of page 140 of the filing. See Item 508(g) of Regulation S-K.

Financial Statements

34. Please revise to clarify the successor and predecessor periods in your financial statements consistent with the rest of your registration statement.

2. Summary of Significant Accounting Policies

Inventory, page F-9

35. The gross margin on sales of your supply of DepoCyt(e) and DepoDur was a negative 55% in 2009, 111% in 2008 and 61% in 2007. The negative gross margins on your supply revenues is an indicator that your inventory is not stated at the lower of cost or market. Please tell us why you believe that your inventory is stated at the lower of cost or net realizable given the consistent negative trends in your gross margins.

Research and Development Expenses, page F-12

36. You have an accounting policy that classifies patent costs as research and development expenses. Please tell us why the accounting policy for these expenses is in accordance with the classification prescribed by ASC 730-10-55-2(i).

4. Acquisition of Skyepharma, Inc., page F-14

37. Please disclose how you determined the estimated fair value of the in-process research and development and core technology acquired and the most significant assumptions.

38. Please quantify and disclose the terms of milestone and royalty payments you will be obligated to pay Skyepharma on the net revenues of EXPAREL and other products. Please include the total milestone payments you will be obligated in your footnote (1) to your contractual obligation table on page 70.

5. Fair Value Measurements, page F-16

39. Please tell us why the fair value of your related party convertible notes and promissory notes is not determinable.

8. Intangible assets, page F-18

40. Please disclose the facts and circumstance that led to the impairment of your DepoDur trademark and why the classification of this impairment in research and development expense is appropriate. In addition, disclose the impact this will have on your future operations and cash flows.

10. Debt and Financing Arrangements

Sale of Royalty Interests, page F-21

41. You indicate that "commencing April 1 of every year, the first $2.5 million received in the lockbox is restricted to ensure quarterly payments… during the subsequent 12 months period." Based on this disclosure it appears that you are required to make quarterly minimum payments to Paul Capital. Please clarify the terms of your payment obligation to Paul Capital. Please also disclose the minimum payment in your contractual obligations table.

42. You classified the purchase option that allows Paul Capital to require you to purchase the remaining royalty capital obligation as an embedded derivative. The purchase put option does not appear to be indexed to interest rates or credit risks but rather extraneous events, such as a change in control, bankruptcy or default under the agreement or upon the transfer of assets or interests. Based on the guidance in ASC 815-15-25-40 to 815-15-25-42 it does not appear that this embedded derivative should be accounted for us separately.

Please revise or tell us why you believe you have an embedded derivative obligation that should be accounted for separately and cite for us the appropriate accounting literature.

12. Cost of Revenues, page F-25

43. Please disclose where you classify depreciation and amortization expense.

16. Commercial Partners and Agreements, page F-29

Amylin Pharmaceuticals, Inc.

44. Please disclose the status of this development and licensing agreement and if you have received any clinical, sales or royalty milestones payments from this agreement. If not, please disclose that you have not received any clinical, sales or royalty milestones payments from this agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joseph K. Wyatt, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)